Exhibit 99.1

Barclays PLC

Statement on FERC Investigation

The United States Federal Energy Regulatory Commission (the “FERC”) Office of Enforcement has been investigating the Group’s power trading in the western US with respect to the period from late 2006 through 2008. On 31 October 2012, the FERC issued a public Order to Show Cause and Notice of Proposed Penalties (“Order and Notice”) against the Bank in relation to this matter. In the Order and Notice the FERC asserts that the Bank violated the FERC’s Anti-Manipulation Rule by manipulating the electricity markets in and around California from November 2006 to December 2008. The FERC is proposing that the Bank pay a US$435 million civil penalty and disgorge an additional US$34.9 million of profits plus interest. The Bank intends to vigorously defend this matter.